Exhibit 99.1

Summit Therapeutics plc

(“Summit” or the “Company”)

SUMMIT THERAPEUTICS REPORTS FINANCIAL RESULTS FOR THE

SECOND QUARTER ENDED 31 JULY 2016 AND OPERATIONAL PROGRESS

•	Conference call to be held 1:00pm BST / 8:00am EDT

Oxford, UK, 8 September 2016 – Summit Therapeutics plc (AIM: SUMM, NASDAQ: SMMT), the drug discovery and development company advancing therapies for Duchenne muscular dystrophy (‘DMD’) and C. difficile infection (‘CDI’), today reports its financial results for the second quarter and half year ended 31 July 2016.

Mr Glyn Edwards, Chief Executive Officer of Summit commented: “During the first half of the year, our DMD programme has continued to gain momentum. We initiated our Phase 2 proof of concept clinical trial, PhaseOut DMD, of ezutromid and are actively enrolling patients in the UK. This trial represents the first long-term clinical trial of a utrophin modulator, a potential disease-modifying therapy applicable to all patients with DMD. We look forward to receiving data from the first group of 24-week biopsies in Q2/Q3 2017.

“We also announced results from a Phase 1 trial in DMD patients that showed a new formulation of ezutromid achieved over a six-fold increase in maximum plasma levels but with a reduced oral dose compared to the current formulation. With these results, we plan to incorporate the new formulation, subject to regulatory approval, into PhaseOut DMD alongside the current formulation. Including both formulations allows us to further explore the potential therapeutic effect of ezutromid with an expanded range of blood concentrations.

“In our CDI programme, additional results from our Phase 2 CoDIFy clinical trial support ridinilazole as a highly selective, microbiome-sparing antibiotic that has great promise in both the treatment of the initial infection and in reducing CDI recurrences, the key issue in the treatment of CDI. We continue to evaluate our options for advancing ridinilazole into Phase 3 clinical trials.”

HIGHLIGHTS

Utrophin Modulation Programme for DMD

Ezutromid Highlights

•	Commenced patient enrolment in PhaseOut DMD, a Phase 2 clinical trial of ezutromid; 24-week biopsy data from initial group of patients expected in Q2/Q3 2017

•	Reported positive data from Phase 1 clinical trial showing new F6 formulation of ezutromid achieved over a six-fold increase in maximum plasma levels in patients with a reduced oral dose compared to current F3 formulation; data support incorporation of new F6 formulation into PhaseOut DMD trial to further explore potential therapeutic effect of ezutromid, subject to regulatory approval

•	Outlined route to market strategy that includes placebo controlled trial designed with potential to support accelerated and conditional regulatory approvals in the US and EU respectively

Utrophin R&D Day

•	Hosted event featuring three key opinion leaders in DMD in New York City

CDI Programme

Ridinilazole Highlights

•	Reported further data from Phase 2 CoDIFy clinical trial showing ridinilazole outperformed the standard of care antibiotic vancomycin in preserving microbiome during treatment of C. difficile infection; microbiome sparing action of ridinilazole associated with superiority over vancomycin in sustained clinical response rate in CoDIFy

Financial Highlights

•	Cash and cash equivalents at 31 July 2016 of £7.0 million compared to £16.3 million at 31 January 2016

•	Loss for the six months ended 31 July 2016 of £11.5 million compared to a loss of £7.4 million for the six months ended 31 July 2015

Conference Call and Webcast Information

Summit will host a conference call and webcast to review the financial results for the second quarter ended 31 July 2016 today at 1:00pm BST / 8:00am EDT. To participate in the conference call, please dial +44(0)20 3427 1911 (UK and international participants) or +1 646 254 3367 (US local number) and use the conference confirmation code 9792163. Investors may also access a live audio webcast of the call via the investors section of the Company’s website www.summitplc.com. A replay of the webcast will be available shortly after the presentation finishes.

About Summit Therapeutics

Summit is a biopharmaceutical company focused on the discovery, development and commercialization of novel medicines for indications for which there are no existing or only inadequate therapies. Summit is conducting clinical programs focused on the genetic disease Duchenne muscular dystrophy and the infectious disease C. difficile infection. Further information is available at www.summitplc.com and Summit can be followed on Twitter (@summitplc).

For more information, please contact:

Summit Therapeutics Glyn Edwards / Richard Pye (UK office) Erik Ostrowski / Michelle Avery (US office)	Tel: +44 (0)1235 443 951 +1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser) Liam Murray / Tony Rawlinson	Tel: +44 (0)20 7148 7900

N+1 Singer (Broker) Aubrey Powell / Jen Boorer	Tel: +44 (0)20 7496 3000

MacDougall Biomedical Communications (US media contact) Chris Erdman / Karen Sharma	Tel: +1 781 235 3060 cerdman@macbiocom.com ksharma@macbiocom.com

Consilium Strategic Communications (Financial public relations, UK) Mary-Jane Elliott / Sue Stuart / Jessica Hodgson / Lindsey Neville	Tel: +44 (0)20 3709 5700 summit@consilium-comms.com

Forward Looking Statements

Any statements in this press release about our future expectations, plans and prospects, including statements about clinical development and commercialisation of our product candidates, the timing of clinical results, potential third-party collaborations and expectations regarding the sufficiency of our cash balance to fund operating expenses and capital expenditures, and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from ongoing and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials will be indicative of the results of later clinical trials, expectations for regulatory approvals, availability of funding sufficient for our foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that we make with the Securities and Exchange Commission, including our Annual Report on Form 20-F for the fiscal year ended 31 January 2016. In addition, any forward-looking statements included in this press release represent our views only as of the date of this release and should not be relied upon as representing our views as of any subsequent date. We specifically disclaim any obligation to update any forward-looking statements included in this press release.

OPERATIONAL REVIEW

Summit is seeking to develop a treatment for all patients affected with the fatal disorder DMD using its utrophin modulation technology. Summit is also advancing a highly selective antibiotic to treat CDI.

Summit’s DMD utrophin modulation programme is a treatment approach independent of the underlying mutations in the dystrophin gene that cause the disease. Therefore, this approach has the potential to benefit the entire patient population. Summit has established a leadership position in the field of utrophin modulation and is developing a pipeline of orally administered small molecule utrophin modulator product candidates. Summit’s most advanced utrophin modulator is ezutromid which is currently being evaluated in a Phase 2 proof of concept trial. Ezutromid has received orphan drug designation in the United States and Europe.

Summit’s CDI therapy is ridinilazole, a novel class antibiotic that has the potential to treat the initial infection and reduce recurrent disease, the key clinical issue in CDI. Ridinilazole markedly reduced recurrence rates and had a statistically superior rate of sustained clinical response (‘SCR’) compared to vancomycin in a Phase 2 proof of concept trial. Summit is currently evaluating its options for advancing ridinilazole into Phase 3 clinical trials. Ridinilazole has received Qualified Infectious Disease Product, or QIDP, designation and has been granted Fast Track designation by the US Food and Drug Administration (‘FDA’).

Duchenne Muscular Dystrophy: Utrophin Modulation Programme

Ezutromid: Phase 2 Proof of Concept Trial

PhaseOut DMD is a Phase 2 proof of concept clinical trial evaluating ezutromid in patients with DMD. The 48-week open-label trial is expected to enrol up to 40 boys ranging in age from their fifth to their tenth birthdays. PhaseOut DMD aims to provide proof of concept for ezutromid and utrophin modulation through measurements of muscle fat infiltration, as well as through measurements of utrophin protein and muscle fibre regeneration in muscle biopsies. A primary endpoint of the trial is the change from baseline in magnetic resonance imaging parameters related to fat infiltration and inflammation of the leg muscles. Functional endpoints, including the six-minute walk test and North Star Ambulatory Assessment, and patient reported outcomes, are also being explored.

Enrolment and dosing of patients into PhaseOut DMD at sites in the United Kingdom is now underway, with patients expected to be enrolled into sites in the United States shortly. The Company anticipates reporting data periodically during this trial with 24-week muscle biopsy data from the first group of patients expected to be reported in Q2/Q3 2017.

Ezutromid: Phase 1 New Formulation Trial

Summit announced in August 2016 the top-line data from a Phase 1 clinical trial testing a new formulation of ezutromid, referred to as F6, in patients with DMD. The trial evaluated the pharmacokinetics and safety of three fixed doses (250mg, 500mg and 1,000mg twice a day) of the F6 formulation in patients aged between five and nine years who followed a modified diet. At the highest dose, the five evaluable patients achieved an average maximum concentration of 390ng/mL on day 7, the final day of dosing. This represented a greater than six-fold increase in maximum plasma levels but with a reduced oral dose compared to the current clinical formulation of ezutromid referred to as F3. In an earlier Phase 1 trial of the F3 formulation in patients who followed the same modified diet, an average maximum plasma concentration of 63ng/mL (2,500mg, twice a day) on the final day of dosing (day 14) was achieved.

Subject to regulatory approval, Summit now plans to incorporate the F6 formulation into the ongoing PhaseOut DMD proof of concept trial. Summit anticipates testing up to ten of the 40 patients expected to be enrolled on F6 to compare the safety and efficacy of both formulations of ezutromid. This will help to determine which formulation to use in future clinical trials. These two formulations of ezutromid are expected to modulate utrophin and with a wider range in blood plasma exposure, are expected to allow Summit to further explore the potential therapeutic effect of ezutromid in patients with DMD.

Ezutromid: Commercialisation Strategy

Informed by the clinical findings from the Phase 1 trial evaluating the F6 formulation of ezutromid, Summit outlined in August 2016 its strategy for the future development of ezutromid. The Company plans to conduct a randomised, placebo controlled trial designed with the potential to support accelerated and conditional regulatory approvals in the United States and Europe respectively. It is anticipated that this trial would start in the second half of 2017 (assuming positive interim data from PhaseOut DMD), with data available for potential regulatory filings in 2019. A separate confirmatory clinical trial designed to support full product approvals in major territories is also expected to be conducted.

Summit holds exclusive, worldwide commercialisation rights for ezutromid and its pipeline of utrophin modulators. The Company’s existing strategy is to market ezutromid on its own in the United States and Europe should ezutromid receive marketing approval. The Company may however opportunistically evaluate alternative marketing approaches including potential collaboration, distribution and other marketing arrangements with third parties.

Utrophin Modulator Pipeline Update

As part of the Company’s strategy to maintain its leadership position in the field of utrophin modulation, Summit has a pipeline of second and future generation utrophin modulators.

The second generation molecules are structurally related to ezutromid, but are designed to have more favourable pharmaceutical properties to achieve higher plasma levels of drug. The substantial increase in ezutromid plasma levels achieved with the F6 formulation in the recently completed Phase 1 trial fulfilled the key objective for the second generation utrophin modulator programme. In light of this progress, Summit has put the development of the second generation on hold and will switch focus to its pipeline of future generation utrophin modulators. This research is aiming to build on the promise of ezutromid to identify new, structurally distinct molecules, including ones that may have possible new utrophin related mechanisms. This research is being conducted as part of the strategic alliance with the University of Oxford.

Utrophin R&D Day

Summit hosted a Utrophin R&D Day on 15 June 2016 in New York City. The event was attended by analysts, institutional investors and members of the DMD community and featured presentations from three key opinion leaders in DMD alongside management. A replay of the event is available on the Company website: www.summitplc.com/investors/presentations.

C. difficile Infection Programme

Phase 2 CoDIFy Clinical Trial: Presentation of Additional Microbiome Data

In April 2016 at ECCMID and June 2016 at ASM Microbe, additional data were reported from CoDIFy, the Phase 2 proof of concept clinical trial of ridinilazole. CoDIFy was a double-blind, randomised active-control trial evaluating the efficacy of ridinilazole against the current standard of care, the antibiotic vancomycin. The trial enrolled 100 patients with half the patients receiving ten days of dosing with ridinilazole (200mg, twice a day), and half the patients receiving ten days of dosing with vancomycin (125mg, four times a day). The trial was conducted in the United States and Canada.

In CoDIFy, ridinilazole demonstrated substantial clinical benefit over vancomycin, including a large numerical reduction in rates of recurrent disease. Recurrence of CDI, and the failure to subsequently achieve a sustained clinical response after treatment, is a major issue in the management of the disease, as collateral damage to the gut microbiome by antibiotics such as vancomycin leaves patients vulnerable to disease recurrence.

The additional CoDIFy data from June also showed ridinilazole outperformed vancomycin in the preservation of the gut microbiome of patients. Stool samples from patients were analysed for five specific bacterial groups associated with a healthy gut microbiome (Bacteriodes, Prevotella, Enterbactericeae, C. coccoides and C. leptum) and total bacteria present. Treatment with vancomycin resulted in a significant decrease (p<0.001) in four of the five bacterial groups and also resulted in a significant decrease in total bacteria. In contrast, patients treated with ridinilazole did not experience a decrease in these specific bacterial groups, nor in total bacteria. In summary, these results show ridinilazole may have advantages compared to vancomycin in preserving a healthy gut microbiome during treatment for CDI.

Summit believes these comprehensive data from CoDIFy support the positioning of ridinilazole as a selective antibiotic with potential to eradicate the C. difficile bacteria while simultaneously preserving the microbiome to protect against disease recurrence.

Separately, an exploratory Phase 2 clinical trial evaluating ridinilazole against the antibiotic fidaxomicin is ongoing in Europe and the US. The results from this open-label trial are expected to help inform the design of future Phase 3 clinical trials and the commercial positioning of ridinilazole. Top-line results from this trial are expected in the second half of 2016.

The development of ridinilazole has been financially supported by Seeding Drug Discovery and Translational Awards from the Wellcome Trust.

The Company continues to explore options to support the future development of ridinilazole through Phase 3 trials as it seeks to maximise the potential commercial value of this antibiotic. Summit’s preference remains finding a third party collaborator although the Company continues to evaluate other potential options including funding from government and non-profit organisations.

FINANCIAL REVIEW

Other Operating Income

Other operating income for the three months ended 31 July 2016 was £0.02 million compared to £0.4 million for the three months ended 31 July 2015. Other operating income for the six months ended 31 July 2016 was £0.08 million compared to £0.8 million for the six months ended 31 July 2015. Income recognised as part of the Wellcome Trust Translational Award was lower in both the three months ended 31 July 2016 and the six months ended 31 July 2016 as a result of a lower contribution rate ascribed to Phase 2 clinical trial activities compared to Phase 1 activities under the terms of the funding agreement. As of 31 July 2016, all monies and income receivable from the Wellcome Trust have now been received and accounted for with the completion of our CoDIFy Phase 2 clinical trial of ridinilazole. Income recognised as part of the funding from Innovate UK for the DMD programme was also lower in both the three months ended 31 July 2016 and the six months ended 31 July 2016. The decrease in income is in line with the achievement of milestones to date under the funding agreement. In September 2016, the Company elected to withdraw from the Innovate UK funding agreement in order to enable the Company to take advantage of more tax efficient opportunities related to research and development expenditure.

Operating Expenses

Research and Development Expenses

Research and development expenses increased by £1.2 million to £5.4 million for the three months ended 31 July 2016 from £4.2 million for the three months ended 31 July 2015. Research and development expenses increased by £2.8 million to £10.2 million for the six months ended 31 July 2016 from £7.4 million for the six months ended 31 July 2015. These increases reflected the increased investment in the DMD programme and an increase in research and development related staffing costs driven by an increase in research and development related headcount.

General and Administration Expenses

General and administration expenses increased by £0.9 million to £1.9 million for the three months ended 31 July 2016 from £1.0 million for the three months ended 31 July 2015. General and administration expenses increased by £1.2 million to £3.3 million for the six months ended 31 July 2016 from £2.1 million for the six months ended 31 July 2015. These increases were primarily due to continuing additional corporate costs associated with being a publicly traded company in the United States as well as in the United Kingdom and an increase in staff related costs offset by a favourable exchange rate variance for both the three months ended 31 July 2016 and the six months ended 31 July 2016.

Cash Flows

Operating Activities

Net cash used by operating activities increased by £2.4 million to £9.4 million for the six months ended 31 July 2016 compared to £7.0 million for the six months ended 31 July 2015. This increase is due to an increase in research and development expenditure and general and administrative expenditure offset by a £1.6 million increase in the amount of research and development tax credit received during the six months ended 31 July 2016 which totalled £3.0 million.

Investing Activities

Net cash used in investing activities for the six months ended 31 July 2016 and the six months ended 31 July 2015 includes the net amount of bank interest received on cash deposits less amounts paid to acquire property, plant and equipment.

Financing Activities

Net cash inflow from financing activities for the six months ended 31 July 2016 relates to proceeds of £0.1 million received following the exercise of warrants on 14 April 2016 and the exercise of share options on 28 June 2016. For the six months ended 31 July 2015 the Company received net proceeds of £22.0 million from the sale of equity securities.

Financial position

As at 31 July 2016, total cash and cash equivalents held were £7.0 million (31 January 2016: £16.3 million).

OUTLOOK

Strong progress has been made in the clinical development of ezutromid. With two promising formulations of ezutromid in clinical development, Summit is focused on the efficient evaluation of the efficacy and safety of this utrophin modulator which has orphan drug status in the US and Europe. The Company’s plans are designed to support early submissions for accelerated and conditional approvals while continuing to build a broad and robust body of clinical evidence and working towards obtaining regulatory approval of ezutromid and making it available to all patients with DMD. Given the potential benefit of ezutromid for all patients with DMD, the Company believes that it represents a very compelling product candidate with the potential to generate value for shareholders.

The Company further believes that the comprehensive data from the CoDIFy clinical trial support the positioning of ridinilazole as a selective antibiotic with the potential to treat C. difficile infection, while simultaneously preserving the microbiome to help protect against recurrent disease. The additional data recently reported underline the commercial opportunity for ridinilazole, and the Company’s preference is to partner with a third-party collaborator on the development and commercialisation of the product candidate.

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)

For the three months ended 31 July 2016

		Three months ended 31 July 2016	Three months ended 31 July 2016	Three months ended 31 July 2015
	Note	$000s	£000s	£000s
Other operating income		22	17	427

Operating expenses
Research and development		(7,163)	(5,398)	(4,224)
General and administration		(2,534)	(1,910)	(1,002)

Total operating expenses		(9,697)	(7,308)	(5,226)

Operating loss		(9,675)	(7,291)	(4,799)
Finance income		3	2	9

Loss before income tax		(9,672)	(7,289)	(4,790)
Income tax		1,428	1,076	757

Loss for the period		(8,244)	(6,213)	(4,033)
Other comprehensive income / (losses)
Exchange differences on translating foreign operations		28	21	(12)

Total comprehensive loss for the period		(8,216)	(6,192)	(4,045)

Basic and diluted loss per Ordinary Share from operations	2	(13)cents	(10)pence	(7)pence

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)

For the six months ended 31 July 2016

		Six months ended 31 July 2016	Six months ended 31 July 2016	Six months ended 31 July 2015
	Note	$000s	£000s	£000s
Other operating income		100	76	835

Operating expenses
Research and development		(13,541)	(10,204)	(7,357)
General and administration		(4,434)	(3,342)	(2,077)

Total operating expenses		(17,975)	(13,546)	(9,434)

Operating loss		(17,875)	(13,470)	(8,599)
Finance income		7	5	16

Loss before income tax		(17,868)	(13,465)	(8,583)
Income tax		2,669	2,011	1,184

Loss for the period		(15,199)	(11,454)	(7,399)
Other comprehensive income
Exchange differences on translating foreign operations		21	16	3

Total comprehensive loss for the period		(15,178)	(11,438)	(7,396)

Basic and diluted loss per Ordinary Share from operations	2	(25)cents	(19)pence	(13)pence

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (unaudited)

As at 31 July 2016

	31 July 2016	31 July 2016	31 January 2016
	$000s	£000s	£000s
ASSETS
Non-current assets
Goodwill	881	664	664
Intangible assets	4,612	3,476	3,473
Property, plant and equipment	117	88	83

	5,610	4,228	4,220
Current assets
Prepayments and other receivables	1,837	1,384	1,538
Current tax receivable	2,683	2,022	3,014
Cash and cash equivalents	9,283	6,996	16,304

	13,803	10,402	20,856

Total assets	19,413	14,630	25,076

LIABILITIES
Non-current liabilities
Provisions for other liabilities and charges	(113)	(85)	(73)
Deferred tax liability	(881)	(664)	(664)

	(994)	(749)	(737)
Current liabilities

Trade and other payables	(4,395)	(3,312)	(3,206)

Total liabilities	(5,389)	(4,061)	(3,943)

Net assets	14,024	10,569	21,133

EQUITY
Share capital	816	615	613
Share premium account	61,231	46,143	46,035
Share-based payment reserve	5,999	4,521	3,757
Merger reserve	(2,578)	(1,943)	(1,943)
Special reserve	26,531	19,993	19,993
Currency translation reserve	49	37	21
Accumulated losses reserve	(78,024)	(58,797)	(47,343)

Total equity	14,024	10,569	21,133

CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)

For the six months ended 31 July 2016

	Six months ended 31 July 2016	Six months ended 31 July 2016	Six months ended 31 July 2015
	$000s	£000s	£000s
Cash flows from operating activities
Loss before income tax	(17,868)	(13,465)	(8,583)

	(17,868)	(13,465)	(8,583)

Adjusted for:
Finance income	(7)	(5)	(16)
Foreign exchange gain	(80)	(60)	(9)
Depreciation	31	23	17
Amortisation of intangible fixed assets	7	5	5
Increase in provisions	16	12	14
Research and development expenditure credit	(4)	(3)	(21)
Share-based payment	1,014	764	510

Adjusted loss from operations before changes in working capital	(16,891)	(12,729)	(8,083)

Decrease in prepayments and other receivables	204	154	781
Increase /(decrease) in trade and other payables	162	122	(1,057)

Cash used by operations	(16,525)	(12,453)	(8,359)
Taxation received	3,988	3,005	1,401

Net cash used in operating activities	(12,537)	(9,448)	(6,958)

Investing activities
Purchase of property, plant and equipment	(37)	(28)	(24)
Interest received	7	5	16

Net cash used in investing activities	(30)	(23)	(8)

Financing activities
Proceeds from issue of share capital	—	—	26,101
Transaction costs on share capital issued	—	—	(4,187)
Proceeds from exercise of warrants	142	107	—
Exercise of share options	4	3	222

Net cash generated from financing activities	146	110	22,136

(Decrease) / increase in cash and cash equivalents	(12,421)	(9,361)	15,170

Effect of exchange rates in cash and cash equivalents	69	53	—

Cash and cash equivalents at beginning of the period	21,635	16,304	11,265

Cash and cash equivalents at end of the period	9,283	6,996	26,435

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (unaudited)

Six months ended 31 July 2016

Group	Share capital £000s	Share premium account £000s	Share-based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation reserve £000s	Accumulated losses reserve £000s	Total £000s
At 1 February 2016	613	46,035	3,757	(1,943)	19,993	21	(47,343)	21,133
Loss for the period	—	—	—	—	—	—	(11,454)	(11,454)
Currency translation adjustment	—	—	—	—	—	16	—	16

Total comprehensive loss for the period	—	—	—	—	—	16	(11,454)	(11,438)
New share capital issued from exercise of warrants	2	105	—	—	—	—	—	107
Share options exercised	—	3	—	—	—	—	—	3
Share-based payment	—	—	764	—	—	—	—	764

At 31 July 2016	615	46,143	4,521	(1,943)	19,993	37	(58,797)	10,569

Year ended 31 January 2016

Group	Share capital £000s	Share premium account £000s	Share-based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation reserve £000s	Accumulated losses reserve £000s	Total £000s
At 1 February 2015	411	24,101	2,597	(1,943)	19,993	62	(30,255)	14,966
Loss for the year	—	—	—	—	—	—	(17,088)	(17,088)
Currency translation adjustment	—	—	—	—	—	(41)	—	(41)

Total comprehensive loss for the year	—	—	—	—	—	(41)	(17,088)	(17,129)
New share capital issued	198	25,903	—	—	—	—	—	26,101
Transaction costs on share capital issued	—	(4,187)	—	—	—	—	—	(4,187)
Share options exercised	4	218	—	—	—	—	—	222
Share-based payment	—	—	1,160	—	—	—	—	1,160

At 31 January 2016	613	46,035	3,757	(1,943)	19,993	21	(47,343)	21,133

Six months ended 31 July 2015

Group	Share capital £000s	Share premium account £000s	Share-based payment reserve £000s	Merger reserve £000s	Special reserve £000s	Currency translation reserve £000s	Accumulated losses reserve £000s	Total £000s
At 1 February 2015	411	24,101	2,597	(1,943)	19,993	62	(30,255)	14,966
Loss for the period	—	—	—	—	—	—	(7,399)	(7,399)
Currency translation adjustment	—	—	—	—	—	3	—	3

Total comprehensive loss for the period	—	—	—	—	—	3	(7,399)	(7,396)
New share capital issued	198	25,903	—	—	—	—	—	26,101
Transaction costs on share capital issued	—	(4,187)	—	—	—	—	—	(4,187)
Share options exercised	4	218	—	—	—	—	—	222
Share-based payment	—	—	510	—	—	—	—	510

At 31 July 2015	613	46,035	3,107	(1,943)	19,993	65	(37,654)	30,216

NOTES TO THE FINANCIAL STATEMENTS

For the six months ended 31 July 2016

1. Basis of accounting

The unaudited consolidated interim financial statements of Summit and its subsidiaries (the ‘Group’) for the six months ended 31 July 2016 have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) and International Financial Reporting Interpretations Committee (‘IFRIC’) interpretations as issued by the International Accounting Standards Board and as adopted by the European Union and with those parts of the Companies Act 2006 applicable to companies reporting under IFRS including those applicable to accounting periods ending 31 January 2017 and the accounting policies set out in Summit’s consolidated financial statements. They do not include all the statements required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at 31 January 2016 (the ‘2016 Accounts’). The 2016 Accounts, on which the Company’s auditors delivered an unqualified audit report, have been delivered to the Registrar of Companies following the 2016 Annual General Meeting. The 2016 Accounts also contain a statement from the auditors drawing shareholders’ attention to the Group’s need to raise additional capital as noted below.

The interim financial statements are prepared in accordance with the historical cost convention. Whilst the financial information included in this announcement has been prepared in accordance with IFRSs as issued by the International Accounting Standards Board and adopted for use in the European Union, this announcement does not itself contain sufficient information to comply with IFRSs.

The interim financial statements have been prepared assuming the Group will continue on a going concern basis. The Group has incurred significant losses and negative cash flows from operations since inception, has an accumulated deficit, and has limited cash resources. Based on management forecasts, the Group’s existing cash and cash equivalents will be sufficient to enable the Group to fund the operating expenses and capital expenditure requirements for its major programmes up until 31 January 2017, following which the Group needs to raise additional capital to fund its future operations. The Group is evaluating various options to finance its cash needs, including any or a combination of equity offerings, collaborations, and debt financings. Whilst we believe that funds would be available in this manner before the end of December, there can be no assurance that the Group will be able to generate funds in this manner, on terms acceptable to the Group, on a timely basis or at all, which would impact the Group’s ability to continue as a going concern.

The financial information for the three and six month periods ended 31 July 2016 and 2015 are unaudited.

Solely for the convenience of the reader, unless otherwise indicated, all pound sterling amounts stated in the Consolidated Balance Sheet as at 31 July 2016, in the Consolidated Income Statement for the three and six months ended 31 July 2016 and in the Consolidated Cash Flow Statement for the six months ended 31 July 2016 have been translated into US dollars at the rate on 29 July 2016 of $1.3270 to £1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into US dollars at that or any other exchange rate as at that or any other date.

The Board of Directors of the Company approved this statement on 8 September 2016.

2. Loss per share calculation

The loss per ordinary share has been calculated by dividing the loss for the period by the weighted average number of shares in issue during the six month period to 31 July 2016: 61,399,419 and during the three month period to 31 July 2016: 61,473,829 (for the six month period to 31 July 2015: 56,853,054, for the three month period to 31 July 2015: 61,122,601).

Since the Group has reported a net loss, diluted loss per ordinary share is equal to basic loss per ordinary share.

3. Issue of share capital

On 14 April 2016, the number of ordinary shares increased to 61,467,785 following the exercise of warrants over 177,045 ordinary shares at an exercise price of 60 pence per share. The issue of shares raised net proceeds of £106,227.

On 28 June 2016, the number of ordinary shares increased to 61,484,452 following the share option exercise of 16,667 ordinary shares at an exercise price of 20 pence per share. The issue of shares raised net proceeds of £3,333.

All new ordinary shares rank pari passu with existing ordinary shares.